

Mail Stop 3720

September 11, 2009

Mr. Daniel M. Fitzpatrick
Chief Financial Officer
ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, Indiana 46032-1404

> **Re:** **ITT Educational Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 19, 2009**
>
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed July 23, 2009**
>
> **File No. 1-13144**

Dear Mr. Fitzpatrick :

We have reviewed your supplemental response letter dated August 28, 2009 as well as your filing and have the following comments. As noted in our comment letter dated July 14, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Mr. Daniel M. Fitzpatrick
ITT Educational Services, Inc.
September 11, 2009
Page 2

Form 10-K for the Year Ended December 31, 2008

Direct Marketing Costs, page F-8

1. We note your response to comment one from our letter dated August 14, 2009. You
indicate that the function of your recruiting representative is to enroll new students,
and that you rely upon paragraph 6b of SFAS No. 91 to capitalize the direct
marketing costs associated with this function.

    You state that you applied the concepts from paragraph 6b of SFAS No. 91 by
    identifying the costs directly related to the activities that your recruiting
    representatives perform that result in the enrollment of a student, and that the portion
    of recruiting representatives salary and benefits that is directly related to the
    enrollment of a student is based on the successful efforts method. Based upon the
    information provided in response to comment 2 from our letter dated July 14, 2009,
    you determine the amounts to be capitalized by multiplying the ratio of students
    enrolled to students interviewed by the total compensation costs of your recruiting
    representatives.

    It is not clear to us if the use of this successful efforts method reasonably estimates
    the costs applicable to those activities defined in paragraph 6b of SFAS No. 91 and
    how the function of your recruiting representative, whose primary responsibility is to
    enroll students, differentiates from that of a sales person. Paragraph 7 of SFAS No.
    91 indicates that costs related to soliciting potential borrowers, or students in your
    case, should be charged to expense as incurred. We refer you to paragraph 42 of
    SFAS No. 91 that indicates that costs associated with solicitation efforts should be
    charged to expense as incurred because the nature of solicitation is such that it is
    impracticable to identify the extent of successful and unsuccessful solicitation efforts
    on a timely, reliable basis.

    To help us better understand your conclusion, please provide us with the following:

    - a detailed description of your recruiting representatives' job responsibilities and
      an analysis of 100% of their time spent on each job function, clearly indicating
      those functions that you believe meet the definition of direct costs in paragraph 6b
      of SFAS No. 91. Clearly indicate the amount of time spent by representative
      outside of the interviewing process.

    - a description of the process that a prospective student goes through from the
      initial point of contact through enrollment; and

    - a description of the student interview, including the amount of time spent per
      interview, the major components of the interview, and the percentage of time
      typically allocated to each component.

    It may be helpful to provide us with examples in your response to this comment.

2. We note your response to comment two from our letter dated August 14, 2009. You state that the total direct marketing costs that were capitalized included only the salaries and benefits of your recruiting representatives who interviewed prospective students. Based upon the information provided in response to comment 2 from our letter dated July 14, 2009, you indicate that the total costs subject to capitalization for 2008 were $74,279,000. Please tell us if these salaries and benefits represent the total salaries and benefits of your recruiting personnel, or if it represents only those representatives that interviewed prospective students.

3. We note your response to comment three from our letter dated August 14, 2009. You state that you amortize your direct costs over the period that you expect to receive revenue streams. SFAS 91 addresses the deferral of costs that are attributed to a contractual revenue stream. Since the amount of tuition revenue you receive in advance is refundable, it is not clear to us why you believe deferral and amortization of these costs is appropriate.

    Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            /s/Larry Spirgel
                                            Assistant Director